Mail Stop 3561

				September 28, 2005

By Facsimile and U.S. Mail

Mr. John Cochrane
Chief Financial Officer
Niagara Mohawk Power Corporation
New England Power Company
25 Research Drive
Westborough, MA 01582

		Re:	Niagara Mohawk Power Corporation
			Form 10-K for the fiscal year ended March 31, 2005
			Filed June 29, 2005
			File No. 1-2987

			New England Power Company
			Form 10-K for the fiscal year ended March 31, 2005
			Filed July 14, 2005
			File No. 1-6564


Dear Mr. Cochrane:

      We have reviewed your filings and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Niagara Mohawk Power Corporation Form 10-K for the fiscal year ended
March 31, 2005

Quantitative and Qualitative Disclosures about Market Risk, page
21

Gas Supply Price Risk, page 24

1. You indicate that you had 453 open futures contracts at March
31,
2004. Please confirm the date of your disclosure is correct. If so, tell us why the number of contracts at March 31, 2004 was relevant whereas at the same date in 2005 it was not relevant.

Consolidated Statements of Comprehensive Income, page 27

2. Prospectively, separately report the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period related to your hedging activity. See paragraph 47 of SFAS no. 133. In this regard, it appears that "hedging activity" represents the net addition to OCI. If our understanding is incorrect, please clarify it.

Consolidated Balance Sheets, page 29

3. Summarize for us what comprises other property and investments totaling $55.048 million as of March 31, 2005.

Note B - Rate and Regulatory Issues, page 37

4. Regulatory assets are very significant to your balance sheet. Prospectively, please ensure that you adhere to the disclosure requirements of paragraph 20 of SFAS no. 71. If recovery of your regulatory assets is provided without a return, or a return not characteristic of the cost of capital, you should disclose the amounts of such assets and the remaining recovery period applicable to them.

Note D - Commitments and Contingencies, page 39

Legal Matters - Retail Bypass, page 41

5. Please quantify for us the amount of payments withheld to date regarding your station service delivery charges, and how you have accounted for such amounts withheld in light of the FERC decision. Furthermore, please quantify for us the amount of distribution charges you have recorded in the past two years that could be considered at risk of non-collection. A description of station service charges and an example of how such charges are calculated would be helpful to the staff`s understanding.




Note E - Long-Term Debt, page 42

6. Prospectively, enhance your long-term debt table to include the month that your bonds will mature. Please also disclose any call or sinking fund terms or indicate which bonds are non-callable. See Rule 5-02 of Regulation S-X as well as paragraph 4 to SFAS no. 129.
Tell us why you have not refinanced your higher rate debt given current prevailing interest rates if such debt was callable.

Note H - Employee Benefits, page 51

Pension Benefits, page 52

7. Please explain to us why you are using different expected returns on plan assets for your postretirement benefit plans other than pension (PBOP), and your pension benefits. We note the difference in the distribution of investment assets by type of plan. If this is the reason for the difference, explain to us how you determined your expected return on plan assets for each benefit plan.

Medicare Act of 2003, page 58

8. Tell us the method and length of time over which you are amortizing the gain associated with the adoption of FSP 106-2. In this regard, explain how you determine the average remaining service period of active participants and correlate that period to the reduction in pension expense relative to the decrease in the benefit obligation.

Note J - Segments, page 59

9. Please tell us how you are complying with the disclosure requirements of paragraphs 26-28 of SFAS no. 131.

Item 14. Principal Accountant Fees and Services, page 70

10. Explain to us why your audit fees went down by approximately
49%
from 2004 to 2005.

Schedule II - Valuation and Qualifying Accounts and Reserves, page
73

11. Explain to us what comprised your miscellaneous reserve and how the reserve was written off.







Niagara Mohawk Power Corporation Form 10-Q for the quarter ended
June
30, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 15

12. Please explain to us if you were granted regulatory approval to record the regulatory asset and related revenue associated with accounts receivable that were previously fully reserved. If not granted regulatory approval please tell us the entries that were made and explain your reasoning for recording as revenue.

New England Power Company Form 10-K for the fiscal year ended
March
31, 2005

General

13. Explain to us why you have not presented Schedule II as a financial statement schedule to your Form 10-K showing the detail of your reserves recorded against your accounts receivable. If other than no reserve, please provide a roll-forward of your accounts receivable reserve for the past two years.

Business, page 4

Compliance with Environmental Requirements, page 6

14. You indicate that you have initiated a program to investigate and remediate certain properties which you have determined may be contaminated with industrial waste. Describe to us the properties in question and, if available, please quantify for us the estimated potential range of remediation costs. Tell us why no apparent disclosure exists in the financial statements pursuant to SFAS no. 5.

Legal Proceedings, page 7

15. Explain to us how you have accounted for the uncollected charges assessed under the Norwood Contract.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 9

Results of Operations, page 11

16. Please quantify all changes you discuss in your results of operations. For example, you state that operating revenues decreased for the year ended March 31, 2005, as a result of decreased transmission operation and maintenance expense and decreased benefit costs billed to transmission customers, partially offset by higher CTC revenues; however, you do not quantify each change.

17. You indicate in your business discussion that the Regional Transmission Organization (RTO) commenced operations effective February 1, 2005, and the company has become a Participating Transmission Owner (PTO). Provide us an understanding of whether and how this change will affect your results of operations. If the effect relates to the control of your transmission assets, please help us understand how the change will affect how you bill users of your transmission system.

Quantitative and Qualitative Disclosures About Market Risk, page
15

18. Your discussion involving the remarketing of your variable rate debt could suggest that this debt may be short-term in nature. Please provide to us an example of how the remarketing process operates. Please specifically address the consequences associated with a failed remarketing including the possibility of repurchase of the debt. Also, provide us a detailed discussion of how you concluded such debt is long-term in nature. Please reference any applicable accounting literature used to make your classification decision. Lastly, tell us whether you have hedged your interest rate exposure for any portion of your variable rate debt or whether natural hedges exist.

Note C - Nuclear Investments, page 29

19. Explain to us why your equity in net income disclosed in this note does not agree with your statements of income; especially for 2005. Please supplementally reconcile.

Note D - Commitments and Contingencies, page 30

20. Given you are conducting decommissioning operations, tell us whether and where you have classified the current portion of decommissioning costs. If not, tell us why. We note disclosure of a long-term liability for nuclear plant costs.

Note H - Employee Benefits, page 48

21. As part of our review, we compared your assumptions used to determine your pension and PBOP expense with the assumptions disclosed in Niagara Mohawk`s Form 10-K. We note differences in the discount rates used to determine your 2003 pension and PBOP expenses.
We also noted a difference in the expected long-term return on plan assets used to determine your pension expense for 2003. Please explain why such differences exist.

Note J - Segments, page 46

22. Please see our prior comment relating to the above caption issued with respect to Niagara Mohawk Power Corporation.



		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Jim Allegretto
		Senior Assistant Chief Accountant














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Mr. John Cochrane
Niagara Mohawk Power Corporation
New England Power Company
September 28, 2005
Page 7


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